

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 14, 2008

Steven Kass
Chief Financial Officer
Tofutti Brands Inc.
50 Jackson Drive
Cranford, New Jersey 07016

      Re: **Tofutti Brands Inc.**
              Form 10-KSB for Fiscal Year Ended December 29, 2007
              Filed April 14, 2008
              File No. 001-09009

Dear Mr. Kass:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

               Sincerely,

               Karl Hiller
               Branch Chief